Exhibit 99.1

China Metro-Rural Holdings Limited

FOR IMMEDIATE RELEASE

CNR Announces its Results for

the Six Months ended September 30, 2012

NEW YORK, (MARKETWIRE) – November 30, 2012 – China Metro-Rural Holdings Limited (the “Company”) is pleased to announce its unaudited consolidated financial results of the Company and its subsidiaries (collectively the “Group”) for the six months ended September 30, 2012.

Major Events:

•	Issuance of US$60 million guaranteed secured convertible bonds and warrants during the six months ended September 30, 2012

On August 15, 2012 (the “CB Closing”), the Company completed a private placement of US$60,000,000, 14 per cent. guaranteed secured convertible bonds (the “CBs”) due 2017 to Willis Plus Limited, a BVI company associated with the Company’s majority shareholders (the “Investor”) (the “CB Offering”). In addition, the bondholders have options to convert the CBs into the ordinary shares of the Company (the “Shares”) or require the Company to redeem all, but not less than all, of such holder’s CBs on August 15, 2015 (collectively, the “Embedded Derivatives”). The CBs are initially convertible into 55,499,028 Shares, based on an initial conversion price of US$1.0811 per share. Simultaneously with the CB Offering, the Company granted to the Investor warrants exercisable to purchase up to 6,000,000 ordinary shares of the Company at an initial exercise price of US$1.2973 per share and with a term of four years, commencing one year after the date of issue of the CBs (the “Warrant”). As of the CB Closing, the fair values of the Embedded Derivatives and the Warrants were approximately HK$156,593,000 (US$20,076,000) and HK$26,267,000 (US$3,368,000), respectively. As a result of the CB Offering, an amount of approximately HK$182,860,000 was recorded as “Derivative financial liabilities” and an amount of approximately HK$285,140,000, being the difference between the gross proceeds and the fair value of these embedded derivatives and warrants, was recorded as “Convertible bonds”, before commissions and offering expenses, as at the date of issue of the CBs.

•	Agreement to dispose a project in Qiqihar City, Heilongjiang, the PRC

On October 15, 2012, the Company, through its subsidiary, entered into an agreement for the disposition of 100% of its equity interest in China Focus City (H.K.) Holdings Limited and 75% of its equity interest in Qiqihar China Focus City Holdings (Group) Co. Ltd. (“Qiqihar CFC”) to Run Xing Investments Limited and Honour Noble Holdings Limited (collectively, the “Purchasers”) (collectively the “Sale”). Pursuant to the agreement, the Company, through its subsidiaries, is to receive considerations of RMB150,000,000 plus an amount of RMB85,595,967, representing certain post-tax profits arising from Qiqihar CFC prior to the Sale, and interest on the pre-tax balance of such amount calculated from July 28, 2012 through the date of payment. In addition, the Purchasers are to enter into a legally binding guaranty with respect to the Company’s remaining 25% interest in Qiqihar CFC that the Company will receive (X) a pre-tax 21% of the Company’s remaining 25% interest in Qiqihar CFC, a fixed annual return equal to RMB10,500,000, beginning October 15, 2013 and (Y) RMB50,000,000. The Purchasers shall have the right to purchase the remaining 25% interest in Qiqihar CFC at any time for RMB50,000,000 (plus any amounts due and payable under (X) and (Y) above). Finally, in the event that the Purchasers intend to sell its interests in Qiqihar CFC, they must first purchase the Company’s remaining 25% interest in Qiqihar CFC. The payments of the amounts described above shall be guaranteed by the Purchasers and Qiqihar CFC, as well as Mr. Su Shaobin, who is a director of the Company. The disposition was approved by the audit committee and the board of directors of the Company on October 12, 2012.

•	Commencement of the second phase constructions for logistics platform in Dezhou City, Shandong, the PRC

Construction of the Company’s logistics platform in Dezhou (“Dezhou Project”) has commenced its second phase which consists of trade centers of approximately 150,000 square meters and other supporting facilities. The pre-sale of this second phase of Dezhou Project is expected to commence by the end of 2013 and it is expected to be completed by the middle of 2014.

Financial Highlights:

The Group has two reportable operating segments, agricultural logistics business and rural-urban migration and city re-development business. Our agricultural logistics business is comprised of (1) development, sales and leasing properties of integrated agricultural logistics and trade centers and supporting facilities and (2) property management which engages in the management of developed properties within the logistics platforms. Our rural-urban migration and city re-development business is comprised of (1) servicing and assignments of development rights and (2) development and sales of a residential, commercial and other auxiliary properties in new city districts.

Agricultural Logistics Business

•

Net revenue generated by the Group increased from HK$109,756,000 for the six months ended September 30, 2011 to HK$206,579,000 for the six months ended September 30, 2012, representing a year-over-year increase of 88.2%.

•

Sales of gross floor area increased from 27,289 square meters for the six months ended September 30, 2011 to 35,994 square meters for the six months ended September 30, 2012, representing a year-over-year increase of 31.9%. Gross floor area sold during the period consisted of trade centers of 35,994 square meters (2011: 18,687 square meters). Sales for the six months ended September 30, 2011 also included residential properties of 8,602 square meters.

•	Gross profit percentage decreased from 45.9% for the six months ended September 30, 2011 to 37.1% for the six months ended September 30, 2012.

•

Other income and losses, net, increased from HK$23,779,000 for the six months ended September 30, 2011 to HK$26,833,000 for the six months ended September 30, 2012, representing a year-over-year increase of 12.8%. Included in other income and losses, net, was a government subsidy of HK$35,027,000 (2011: HK$23,541,000) for the six months ended September 30, 2012, representing a year-over-year increase of 48.8%. Other income and losses, net, for the six month ended September 30, 2012 also included the transaction cost related to the derivative components of convertible bonds of HK$7,156,000.

•	Selling expenses increased from HK$5,598,000 for the six months ended September 30, 2011 to HK$32,123,000 for the six months ended September 30, 2012, representing a year-over-year increase of 473.8%.

•

Administrative expenses increased from HK$40,093,000 for the six months ended September 30, 2011 to HK$54,925,000 for the six months ended September 30, 2012, representing a year-over-year increase of 37.0%.

•

Net profit attributable to the equity holders of the Company increased from HK$11,310,000 for the six months ended September 30, 2011 to HK$23,813,000 for the six months ended September 30, 2012, representing a year-over-year increase of 110.5%.

Rural-Urban Migration and City Re-development Business

•	Other income and losses, net for the six months ended September 30, 2012 was HK$4,677,000 (2011: Nil). Included in other income and losses, net, was an interest income of HK$4,023,000 (2011: Nil).

•	Selling expenses for the six months ended September 30, 2012 was HK$9,901,000 (2011: Nil).

•

Administrative expenses increase from HK$2,512,000 for the six months ended September 30, 2011 to HK$8,772,000 for the six months ended September 30, 2012, representing a year-over-year increase of 249.2%.

•

Net loss attributable to the equity holders of the Company increase from HK$1,842,000 for the six months ended September 30, 2011 to HK$9,503,000 for the six months ended September 30, 2012, representing a year-over-year increase of 415.9%.

ABOUT CHINA METRO-RURAL HOLDINGS LIMITED

China Metro-Rural Holdings Limited is a leading agricultural logistics platform development and rural-urban migration redevelopment company in China.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are, by their nature, subject to risks and uncertainties. This Act provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. All statements, including statements regarding industry prospects and future results of operations or financial position, made in this press release are forward looking.

Words such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “may”, “plan”, “predict”, “project”, “will”, “would” and similar expressions may identify forward-looking statements. These forward-looking statements include, without limitation, statements relating to: the Company’s future performance, the Company’s expansion efforts, the state of economic conditions, the Company’s market and the governmental policy. These forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes to be appropriate in particular circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of known and unknown risks and uncertainties and other factors, any or all of which could cause actual results, performance or achievements to differ materially from the Company’s expectations, whether expressed or implied by such forward-looking statements.

CONTACT:
China Metro-Rural Holdings Limited— Investor Relations Department
Phone: (852) 2111 3815	E-mail: ir@chinametrorural.com

www.chinametrorural.com

www.nlc88.com

CHINA METRO-RURAL HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT

FOR THE SIX MONTHS ENDED SEPTEMBER 30

	2012 US$’000 (Unaudited)		2012 HK$’000 (Unaudited)		2011 HK$’000 (Unaudited)
	(Note 3)
Revenue		26,484		206,579		109,756
Cost of sales		(16,651)		(129,883)		(59,389)

Gross profit		9,833		76,696		50,367
Other income, net		5,166		40,298		23,779
Other losses, net		(1,126)		(8,788)		—
Selling expenses		(5,388)		(42,024)		(5,598)
Administrative expenses		(8,166)		(63,697)		(42,605)
Decrease in fair value of derivative financial liabilities		6,695		52,221		3,424

Operating profit		7,014		54,706		29,367
Finance income		89		698		387
Finance costs		(1,612)		(12,570)		(122)

Finance costs –net		(1,523)		(11,872)		265
Share of losses of an associate		(472)		(3,681)		(2,215)

Profit before income tax		5,019		39,153		27,417
Income tax expenses		(2,160)		(16,849)		(18,553)

Profit for the period		2,859		22,304		8,864

Attributable to:
Equity holders of the Company		1,834		14,310		9,468
Non-controlling interests		1,025		7,994		(604)

		2,859		22,304		8,864

Earnings per share attributable to equity holders of the Company during the period
Basic earnings per share	US$	0.02	HK$	0.19	HK$	0.14

Diluted (loss)/earning per share	US$	(0.04)	HK$	(0.32)	HK$	0.14

The accompanying notes are an integral part of this press release.

CHINA METRO-RURAL HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED SEPTEMBER 30

	2012 US$’000 (Unaudited)	2012 HK$’000 (Unaudited)	2011 HK$’000 (Unaudited)
	(Note 3)
Profit for the period	2,859	22,304	8,864
Other comprehensive (loss)/income, net of tax:
Exchange difference on translation of foreign operations	(545)	(4,251)	23,387

Total comprehensive income for the period	2,314	18,053	32,251

Total comprehensive income for the period attributable to:
Equity holders of the Company	1,319	10,294	32,720
Non-controlling interests	995	7,759	(469)

	2,314	18,053	32,251

The accompanying notes are an integral part of this press release.

CHINA METRO-RURAL HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	September 30,		March 31,
	2012 US$’000 (Unaudited)	2012 HK$’000 (Unaudited)	2012 HK$’000 (Unaudited)
	(Note 3)
Non-current assets
Investment properties	69,368	541,070	542,598
Investment properties under construction	2,028	15,818	14,854
Property, plant and equipment	15,563	121,390	108,727
Land use rights	8,413	65,620	70,695
Deposit for investment properties	1,872	14,599	14,640
Deposit for acquisition of land use rights	15,945	124,373	124,724
Deposits for property, plant and equipment	273	2,134	—
Interest in an associate	3,074	23,973	27,728
Deferred income tax assets	1,651	12,879	—

	118,187	921,856	903,966

Current assets
Completed properties held for sale	65,304	509,370	475,413
Properties under development	130,770	1,020,002	811,000
Land use rights	234	1,823	1,911
Deposit for acquisition of land use rights	2,354	18,363	160,169
Trade and other receivables	52,512	409,598	462,334
Restricted and pledged bank deposits	4,409	34,392	17,508
Cash and cash equivalents	72,254	563,580	343,578

	327,837	2,557,128	2,271,913

Current liabilities
Trade payables, other payables and accruals	70,792	552,176	599,883
Receipt in advance	36,815	287,155	179,507
Current income tax liabilities	31,838	248,340	245,553
Bank and other borrowings	59,952	467,621	478,763
Derivative financial liabilities	17,126	133,580	2,941

	216,523	1,688,872	1,506,647

Net current assets	111,314	868,256	765,266

Total assets less current liabilities	229,501	1,790,112	1,669,232

Non-current liabilities
Deferred income tax liabilities	10,353	80,755	80,983
Bank and other borrowings	8,946	69,776	253,839
Convertible bonds	36,810	287,118	—
Loan from a non-controlling interest of a subsidiary	7,538	58,800	58,800

	63,647	496,449	393,622

Net assets	165,854	1,293,663	1,275,610

The accompanying notes are an integral part of this press release.

CHINA METRO-RURAL HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION – (Continued)

	September 30,		March 31,
	2012 US$’000 (Unaudited)	2012 HK$’000 (Unaudited)	2012 HK$’000 (Unaudited)
	(Note 3)
Equity
Equity attributable to equity holders of the Company
Share capital	73	573	573
Reserves	161,967	1,263,344	1,253,050

	162,040	1,263,917	1,253,623
Non-controlling interests	3,814	29,746	21,987

Total equity	165,854	1,293,663	1,275,610

The accompanying notes are an integral part of this press release.

CHINA METRO-RURAL HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED SEPTEMBER 30

	2012	2012	2011
	US$’000	HK$’000	HK$’000
	(Unaudited)	(Unaudited)	(Unaudited)
	(Note 3)
Net cash generated from/(used in) operating activities	150	1,169	(533,689)

Net cash used in investing activities	(2,477)	(19,318)	(37,384)

Net cash generated from financing activities	30,651	239,079	527,614

Net increase/(decrease) in cash and cash equivalents	28,324	220,930	(43,459)
Cash and cash equivalents at beginning of the period	44,048	343,578	156,928
Effect of foreign exchange rate changes	(118)	(928)	345

Cash and cash equivalents at end of the period	72,254	563,580	113,814

The accompanying notes are an integral part of this press release.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO UNAUDITED FINANCIAL INFORMATION

1.	BASIS OF PREPARATION AND ACCOUNTING POLICIES

The financial information presented herein have not been audited by an independent registered public accounting firm, but include all material adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of financial information. However, this information is not necessarily indicative of results of any other interim period or for the full fiscal year. The accounting policies and basis of preparation adopted in the preparation of the condensed consolidated income statement, condensed consolidated statement of comprehensive income, condensed consolidated statement of financial positions and condensed consolidated statement of cash flows (collectively the “Condensed Statements”) are consistent with those used in the annual financial statements of the Group for the fiscal year ended March 31, 2012.

2.	POST BALANCE SHEET DATE EVENT

On October 15, 2012, the Company, through its subsidiary, entered into an agreement for the disposition of 100% of its equity interest in China Focus City (H.K.) Holdings Limited and 75% of its equity interest in Qiqihar China Focus City Holdings (Group) Co. Ltd. (“Qiqihar CFC”) to Run Xing Investments Limited and Honour Noble Holdings Limited (collectively, the “Purchasers”) (collectively the “Sale”).

Pursuant to the agreement, the Company, through its subsidiaries, is to receive considerations of RMB150,000,000 plus an amount of RMB85,595,967, representing certain post-tax profits arising from Qiqihar CFC prior to the Sale, and interest on the pre-tax balance of such amount calculated from July 28, 2012 through the date of payment. In addition, the Purchasers are to enter into a legally binding guaranty with respect to the Company’s remaining 25% interest in Qiqihar CFC that the Company will receive (X) a pre-tax 21% of the Company’s remaining 25% interest in Qiqihar CFC, a fixed annual return equal to RMB10,500,000, beginning October 15, 2013 and (Y) RMB50,000,000. The Purchasers shall have the right to purchase the remaining 25% interest in Qiqihar CFC at any time for RMB50,000,000 (plus any amounts due and payable under (X) and (Y) above). Finally, in the event that the Purchasers intend to sell its interests in Qiqihar CFC, they must first purchase the Company’s remaining 25% interest in Qiqihar CFC. The payments of the amounts described above shall be guaranteed by the Purchasers and Qiqihar CFC, as well as Mr. Su Shaobin, who is a director of the Company. The disposition was approved by the audit committee and the board of directors of the Company on October 12, 2012.

3.	US DOLLAR EQUIVALENTS

The US dollar equivalents of the figures shown in the Condensed Statements are supplementary information and have been translated at HK$7.8 to US$1.00. Such translation should not be construed as representations that the Hong Kong dollar amounts represent, or have been or could be converted into, US dollar at that or any other rate.